UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For November 3, 2025

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Cecilia Grierson 355, piso 26

(1107), Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

2025

3rd Quarter Earnings Release

Buenos Aires, Argentina, November 3rd, 2025.

NYSE | TGS

BYMA Bolsas y Mercados Argentinos | TGSU2

3Q2025 EARNINGS RELEASE

tgs announces results for the third quarter (“3Q”)

ended on September 30, 2025 (1)

Transportadora de Gas del Sur ("tgs", "the Company", “us”, “our”, or “we”) is the leader in Argentina in the transportation of natural gas, transporting approximately 60% of the gas consumed in the country, through more than 5,700 miles of gas pipelines, with a firm-contracted capacity of 89.7 MMm3/d. We are one of the main natural gas processors. In addition, our infrastructure investment in the Vaca Muerta formation places us as one of the main Midstreamers in Argentina.

Our shares are traded on NYSE (New York Stock Exchange) and BYMA (Bolsas y Mercados Argentinos S.A.).

Our controlling company is Compañía de Inversiones de Energía S.A. ("CIESA"), which owns 51% of the total shares. CIESA’s shareholders are: (i) Pampa Energía S.A. with 50%, (ii) Grupo Investor Petroquímica S.L. (GIP), led by the Sielecki family, and PCT L.L.C. hold the remaining 50%.

For further information, see our website:

https://www.tgs.com.ar/en/investors/

Stock Information

BYMA Symbol: TGSU2

NYSE Symbol: TGS (1 ADS = 5 ordinary shares)

Shareholding structure as of September 30, 2025

tgs holds 752,761,058 outstanding shares.

(1) The financial information included in this press release is based, unless otherwise stated, on the interim condensed financial statements and is presented in millions of constant Argentine pesos as of September 30, 2025 (Ps.), which is based on the application of International Financial Reporting Standards (“IFRS”).

Buenos Aires, Argentina, November 3, 2025

tgs reported comprehensive income for the 3Q2025 of Ps. 112,059 million, equivalent to Ps. 148.86 per share (Ps. 744.32 per ADS), compared to income of Ps. 68,802 million, or Ps. 91.40 per share (Ps. 457.00 per ADS) for the three-month period ended September 30, 2024 (3Q2024).

Operating profit for the 3Q2025 totaled Ps. 172,026 million, an increase of Ps. 33,567 million compared to 3Q2024. This variation was mainly driven by higher revenues from the Liquids Production and Commercialization and Midstream segments, which rose by Ps. 70,423 million and Ps. 24,851 million, respectively.

On the other hand, revenues from the Natural Gas Transportation segment decreased by Ps. 6,682 million, partially offsetting the positive effects mentioned above.

Net cost of sales and administrative and selling expenses increased by Ps. 45,571 million, while other operating results declined by Ps. 9,453 million.

Financial results grew by Ps. 31,087 million.

3Q2025 EARNINGS RELEASE

Highlights during 3Q2025 and beyond

➢Following the national and international public tender organized by Energía Argentina S.A. (“ENARSA”) to expand the Perito Moreno Pipeline (GPM) — aimed at increasing natural gas transportation capacity at Vaca Muerta by 14 MMm³/d —, tgs was awarded the execution of the project on October 17, 2025. This initiative involves an estimated investment of US$ 560 million and has been declared of public interest, as it supports the growth of natural gas transportation capacity from Vaca Muerta.

➢Additionally, tgs will execute an investment of approximately US$ 220 million to expand the transportation capacity of natural gas by 12 MMm³/d in the final sections of the pipeline system operated within the Natural Gas Transportation segment.

Analysis of the results

In the 3Q2025, tgs reported revenues of Ps. 426,518 million, compared to Ps. 337,928 million recorded in 3Q2024, representing an increase of Ps. 88,591 million.

Revenues by business segment
3Q2025 vs 3Q2024
(in million of Argentine pesos)
200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
2025
2024
2025
2024
2025
2024
Natural Gas Transportation
Liquids
Midstream
Argentine pesos without inflation adjustment
Argentine pesos with inflation adjustment

The breakdown of net cost of sales, administrative and selling expenses, excluding depreciation, for 3Q2025 and 3Q2024 is shown in the table below:

3Q2025 EARNINGS RELEASE

Net cost of sales and administrative and selling expenses increased by Ps. 45,571 million, mainly due to higher: (i) cost of natural gas purchased for liquids production — primarily driven by increased consumption and, to a lesser extent, by the inflation-adjusted price under IAS 29 — amounting to Ps. 28,470 million; (ii) depreciation charges of Ps. 7,804 million; (iii) repair and maintenance expenses of Ps. 6,311 million; and, (iv) taxes, fees and contributions of Ps. 5,090 million, mainly related to higher export duties. These effects were partially compensated by lower labor costs amounting to Ps. 2,132 million.

Financial results are presented on a nominal basis, with the impact in the monetary position shown as a single line item. In 3Q2025, negative financial results decreased by Ps. 31,087 million compared to 3Q2024. This improvement was mainly driven by higher returns on financial assets totaling Ps. 43,406 million and a lower loss on monetary position of Ps. 10,726 million. These effects were partially offset by a higher negative foreign exchange difference of Ps. 21,759 million.

Other net operating results reported a loss of Ps. 8,870 million in 3Q2025, compared to a gain of Ps. 583 million in 3Q2024. The negative variation was attributable to a Ps. 10,248 million loss related to expenses and impairment of materials and other PPE items associated with the weather event that occurred on March 7, 2025, at the Cerri Complex. This impact was partially offset by insurance recoveries amounting to Ps. 1,292 million.

Analysis of operating profit
by business segment
100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
Million of Argentine Pesos
Natural Gas Transportation
Liquids
Midstream
3Q2025
3Q2024

3Q2025 EARNINGS RELEASE

Natural Gas Transportation

Operating profit of the Natural Gas Transportation segment totaled Ps. 77,515 million in 3Q2025, Ps. 8,625 million below 3Q2024.

Natural gas transportation revenues accounted for approximately 37% and 49% of total revenues in 3Q2025 and 3Q2024, respectively.

Revenues from this segment are derived mainly from firm natural gas transportation contracts, which represented approximately 82% and 84% of the total revenues for this segment in 3Q2025 and 3Q2024, respectively.

The decline in operating profit was mainly explained by a Ps. 6,682 million decrease in revenues, driven by the Ps. 42,168 million negative impact from inflation adjustment to constant currency under IAS 29. This effect was partially offset by tariff increases (Ps. 29,157 million) and higher revenues from natural gas transportation services (Ps. 4,049 million).

Net cost of sales, administrative and selling expenses rose by Ps. 3,296 million, primarily due to higher operating and maintenance expenses for the pipeline system (Ps. 3,814 million) and increased depreciation charges (Ps. 1,674 million). These effects were partially compensated by lower labor costs (Ps. 1,320 million), reduced taxes, rates, and contributions — mainly due to lower gross income tax charges (Ps. 675 million) —, and the recovery of impaired trade receivables from a single customer (Ps. 458 million).

3Q2025 EARNINGS RELEASE

Liquids Production and Commercialization

Liquids Production and Commercialization revenues accounted for approximately 42% and 32% of total revenues in 3Q2025 and 3Q2024, respectively. During 3Q2025, production increased by 142,182 tons, reaching 314,863 tons.

During the 3Q2025, operating profit for this business segment reached Ps. 48,708 million, representing an increase of Ps. 33,574 million compared to the same period in 2024 (Ps. 15,134 million). This increase was mainly driven by a Ps. 70,423 million increase in revenues. This effect was partially offset by higher natural gas costs (Ps. 28,469 million), higher charges in other net operating results of Ps. 6,722 million — primarily attributable to the impact of the previously mentioned weather event —, and higher export taxes and turnover tax totaling Ps. 3,955 million.

Revenues amounted to Ps. 177,156 million in 3Q2025, compared to Ps. 106,733 million in the same period of 2024. This increase was mainly explained by: (i) higher volumes sold (Ps. 58,250 million), (ii) a higher nominal exchange rate (Ps. 23,653 million), and (iii) higher domestic prices of propane and butane (Ps. 15,383 million). These effects were partially offset by a Ps. 25,336 million loss resulting from the inflation adjustment under IAS 29.

In terms of volumes sold, an increase of 103,445 tons (or 52%) was recorded compared to 3Q2024. This growth was primarily driven by the improved quality of natural gas processed at the Cerri Complex and greater operational reliability, which led to higher liquids production. It is worth noting that the comparison is also impacted by the scheduled plant shutdown that took place during 3Q2024, which lasted three weeks.

The breakdown of volumes dispatched by market and product and revenues by market is included below:

3Q2025 EARNINGS RELEASE

Operating data - Production and Commercialization of Liquids
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
3Q2021
3Q2022
3Q2023
3Q2024
3Q2025
Ethane
Propane local market
Butane local market
Propane foreign market
Butane foreign market
Natural gasoline
Production

Midstream and Telecommunications

Midstream and Telecommunications business segment includes mainly services provided by tgs at Vaca Muerta, representing approximately 21% and 20% of our total revenues for 3Q2025 and 3Q2024, respectively.

Operating profit rose by Ps. 8,618 million, mainly driven by a Ps. 24,851 million increase in revenues in 3Q2025 compared to 3Q2024. This effect was partially offset due to a higher net cost of sales and administrative and selling expenses totaling Ps. 15,777 million.

The increase in revenues was primarily related to higher natural gas transportation and conditioning services at Vaca Muerta (Ps. 20,949 million), as well as the nominal exchange rate effect on U.S. dollar-denominated sales (Ps. 19,796 million). These positive impacts were partially offset by a Ps. 16,586 million loss resulting from the inflation adjustment under IAS 29.

3Q2025 EARNINGS RELEASE

Financial position analysis

Net debt

As of September 30, 2025, the Company reported a negative net financial debt position of Ps. 89,469 million, compared to Ps. 263,947 million as of December 31, 2024. On both dates, the Company’s entire financial debt was denominated in foreign currency.

The table below shows a reconciliation of our net debt:

3Q2025 EARNINGS RELEASE

Liquidity and capital resources

The net variation in cash and cash equivalents for 3Q2025 and 3Q2024 is broken down as follows:

As of September 30, 2025 and December 31, 2024, the funds allocation was as follows:

The table below shows a reconciliation of the free cash flows for the 3Q2025 and 3Q2024 periods:

3Q2025 EARNINGS RELEASE

3Q2025 vs. 3Q2024

During the 3Q2025, the cash flow provided by operations activities totaled Ps. 149,910 million, representing a decrease of Ps. 9,299 million compared to the same period of the previous year (Ps. 159,209 million in 3Q2024). This variation was mainly explained by higher income tax payments (Ps. 60,832 million vs. Ps. 100 million) and increased interest payments (Ps. 28,972 million vs. Ps. 9,855 million). These effects were partially compensated by a higher inflow from working capital (Ps. 36,450 million vs. Ps. 10,807 million in 3Q2024). These effects were partially compensated by the positive impact of higher comprehensive net income (Ps. 112,059 million vs. Ps. 68,802 million) and a slight increase in adjustments for eliminations (Ps. 91,205 million vs. Ps. 89,555 million).

Cash flow used in investing activities totaled Ps. 119,325 million in 3Q2025, compared to Ps. 186,964 million in 3Q2024. This decrease of Ps. 67,639 million was mainly explained by lower payments for the acquisition of investments not classified as cash equivalents (Ps. 83,875 million). This effect was partially offset by higher payments for the acquisition of property, plant and equipment (PPE) amounting to Ps. 16,236 million.

During the 3Q2025, the cash flow provided by financing activities totaled Ps. 28,430 million, compared to Ps. 17,051 million in 3Q2024. This increase of Ps. 11,379 million was mainly explained by loan proceeds, net of repayments made during 3Q2024.

3Q2025 earnings videoconference

We invite you to participate in the videoconference to discuss this 3Q2025 announcement on Tuesday November 4, 2025 at 9:00 a.m. Eastern Time / 11:00 a.m. Buenos Aires time.

For those interested in participating in our earnings videoconference, there will be a live webcast that you can access at:

https://us02web.zoom.us/webinar/register/WN_UsskR_qYTpeDnh8F3-HJBA

The following section includes financial information.

3Q2025 EARNINGS RELEASE

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "guidance," "may,", "should" or "will" or the negative of such terms or other similar expressions or terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect anticipated or unanticipated events or circumstances.

Investors should read the section entitled " Item 3. Key Information—D. Risk Factors " and the description of our segments and business sectors in the section entitled "Item 4.B. Information on the Company—Business Overview", each in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (“SEC”), for a more complete discussion of the risks and factors that could affect us.

Forward-looking statements include, but are not limited to, statements relating to: operating profits, new investments and projects, including their expected development, completion, commercial operations date, expected financial and operating performance (including enterprise value to EBITDA multiples), expected output capacity, anticipated synergies and market dynamics relating to such investments and projects; the Inflation Reduction Act in the U.S (“IRA”) and benefits thereunder; our anticipated limited exposure to current market risks, including our position with respect current market risks and the potential impact from foreign exchange rates and interest rates on CAFD; the impact from potential caps on market prices in the net value of our assets; taxes on energy companies in Spain; equity investments; estimates and targets; escalation factors in relation to inflation; net corporate leverage based on CAFD estimates; financial flexibility; the use of non-IFRS measures as a useful predicting tool for investors; and various other factors, including those factors discussed under “Item 3. Key Information—D. Risk Factors” and “Item 5.A—Operating Results” in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC.

Non-IFRS Financial Measures

This press release also includes certain non-IFRS financial measures. Non-IFRS financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or net cash provided by operating activities or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.

We present non-IFRS financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-IFRS financial measures may not be comparable to other similarly titled measures employed by other companies and may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-IFRS financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.

Rounding: Certain figures included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not, in all cases, been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in our Financial Statements. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding.

3Q2025 EARNINGS RELEASE

3Q2025 EARNINGS RELEASE

Business Segment information

	Natural Gas Transportation	Liquids	Midstream	Telecommunications	Total
	(In million of Argentine Pesos)				
9M2025					
Revenues	488,348	429,204	233,593	5,050	1,156,194
Depreciation	(85,640)	(9,764)	(43,859)	-	(139,263)
Operating profit / (loss)	224,344	123,126	112,932	(306)	460,095
Investments in PPE	62,883	7,919	81,956	-	152,759
9M2024					
Revenues	374,642	485,136	196,985	5,835	1,062,597
Depreciation	(77,468)	(9,130)	(30,002)	-	(116,599)
Operating profit	148,054	180,810	111,861	763	441,488
Investments in PPE	66,696	15,905	190,377	-	272,978

	Natural Gas Transportation	Liquids	Midstream	Telecommunications	Total
	(In million of Argentine Pesos)				
3Q2025					
Revenues	158,043	177,156	89,620	1,699	426,518
Depreciation	(28,485)	(3,287)	(15,363)	-	(47,134)
Operating profit / (loss)	77,515	48,708	45,895	(91)	172,026
Investments in PPE	14,829	3,775	34,068	-	52,673
3Q2024					
Revenues	164,725	106,733	64,707	1,762	337,928
Depreciation	(26,810)	(3,034)	(9,487)	-	(39,331)
Operating profit	86,140	15,134	37,044	141	138,459
Investments in PPE	22,324	7,907	69,336	-	99,567

	Natural Gas Transportation	Liquids	Midstream	Telecommunications	Total
	(In million of Argentine Pesos without inflation adjustment - Non Audited)				
9M2025					
Revenues	448,943	399,601	217,791	4,456	1,070,791
Depreciation	(7,000)	(1,048)	(8,667)	-	(16,715)
Operating profit	296,116	115,275	137,903	112	549,406
Investments in PPE	43,218	4,842	45,611	-	93,671
9M2024					
Revenues	249,444	292,256	123,663	3,213	668,576
Depreciation	(3,497)	(501)	(1,455)	-	(5,453)
Operating profit/ (loss)	151,365	111,750	86,600	36	349,751
Investments in PPE	49,742	10,895	119,416	-	180,053

	Natural Gas Transportation	Liquids	Midstream	Telecommunications	Total
	(In million of Argentine Pesos without inflation adjustment - Non Audited)				
3Q2025					
Revenues	154,885	173,565	87,972	1,593	418,015
Depreciation	(2,215)	(403)	(3,403)	-	(6,021)
Operating profit	103,635	49,597	56,459	107	209,798
Investments in PPE	5,539	1,450	364	-	7,353
3Q2024					
Revenues	119,399	77,805	47,172	957	245,333
Depreciation	(1,556)	(183)	(469)	-	(2,208)
Operating profit	79,374	14,361	33,778	399	127,912
Investments in PPE	16,878	5,593	(1,625)	-	20,846

3Q2025 EARNINGS RELEASE

# Consolidated Statement of Financial Position
# as of September 30, 2025 and December 31, 2024

(in million of Argentine pesos)

| | 9/30/2025 | 12/31/2024 |
|---|---|---|
| **Assets** | | |
| **Non Current assets** | | |
| Property, plant and equipment | 2,913,180 | 2,908,480 |
| Investments in associates | 2,596 | 1,494 |
| Deferred income tax assets | 208 | 6 |
| Other receivables | 433 | 533 |
| **Total non current assets** | **2,916,417** | **2,910,514** |
| **Current assets** | | |
| Other receivables | 108,435 | 63,182 |
| Inventories | 17,700 | 4,469 |
| Trade receivables | 187,049 | 190,270 |
| Contract assets | 23 | 32 |
| Financial assets at amortized cost | 371,887 | 331,242 |
| Financial assets at fair value through profit or loss | 430,437 | 567,037 |
| Cash and cash equivalents | 73,030 | 73,141 |
| **Total current assets** | **1,188,562** | **1,229,373** |
| **Total Assets** | **4,104,979** | **4,139,887** |
| **Equity** | | |
| Common stock | 900,688 | 900,688 |
| Treasury shares | - | 49,935 |
| Cost of treasury shares | - | (90,348 ) |
| Issuance premium of treasury shares | (66,622 ) | (26,209 ) |
| Legal reserve | 144,750 | 122,178 |
| Reserve for capital expenditures, acqsuition of treasury shares and / or dividends | 1,530,770 | 1,316,203 |
| Accumulated retained earnings | 275,227 | 451,434 |
| Non Controlling interest | 2 | 2 |
| **Total Equity** | **2,784,815** | **2,723,883** |
| **Liabilities** | | |
| **Non-current liabilities** | | |
| Deferred income tax liabilities | 202,351 | 217,935 |
| Contract liabilities | 129,930 | 136,243 |
| Loans | 668,653 | 611,865 |
| **Total Non-current Liabilities** | **1,000,934** | **966,044** |
| **Current liabilities** | | |
| Provisions | 615 | 514 |
| Contract liabilities | 8,219 | 9,101 |
| Other payables | 241 | 298 |
| Taxes payables | 11,012 | 13,139 |
| Income tax payable | 61,697 | 214,016 |
| Payroll and social security taxes payables | 21,678 | 23,718 |
| Loans | 117,232 | 95,608 |
| Trade payables | 98,535 | 93,567 |
| **Total Current Liabilities** | **319,230** | **449,961** |
| **Total Liabilities** | **1,320,164** | **1,416,004** |
| **Total Equity and Liabilities** | **4,104,979** | **4,139,887** |

3Q2025 EARNINGS RELEASE

# Consolidated Statement of Cash Flows for the nine-month periods ended September 30, 2025 and 2024

(In million of Argentine Pesos)

| | 2025 | 2024 |
|---|---|---|
| **Cash flow provided by operating activities** | | |
| **Total comprehensive income for the period** | **275,227** | **293,356** |
| **Reconciliation of net income to cash flow provided by operating activities:** | | |
| Depreciation of PPE | 139,263 | 116,599 |
| Disposal of PPE | 4,940 | 2,370 |
| Climate event impairment on PPE | 3,857 | - |
| Increase in allowances and provisions | 212 | 544 |
| Share of (gain) / loss from associates | (1,102) | (171) |
| Interest expense accrual | 54,366 | 32,179 |
| Results on other financial assets other than cash and cash equivalents | (128,800) | (172,602) |
| Income tax | 136,759 | 167,376 |
| Impairment of financial assets | 8,405 | - |
| Foreign exchange loss | 107,842 | 80,823 |
| Loss on monetary position | 26,807 | 10,172 |
| **Changes in assets and liabilities:** | | |
| Trade receivables | (52,182) | (102,493) |
| Other receivables | 1,770 | (64,498) |
| Inventories | (14,035) | (2,568) |
| Trade payables | 22,837 | 54,890 |
| Payroll and social security taxes payable | 2,230 | 12,981 |
| Taxes payable | 238 | 9,987 |
| Contract assets | 3 | (7) |
| Other payables | (3) | 107 |
| Interest paid | (54,964) | (37,211) |
| Income tax paid | (115,469) | (4,078) |
| Contract liabilities | (7,196) | (9,069) |
| **Cash flow provided by operating activities** | **411,003** | **388,686** |
| **Cash flow used in investing activities** | | |
| Additions to property, plant and equipment | (208,141) | (249,482) |
| Collections of financial assets not considered cash equivalents | (2,355) | (78,616) |
| **Cash flow used in investing activities** | **(210,496)** | **(328,098)** |
| **Cash flow used in financing activities** | | |
| Proceeds from loans | 28,616 | 713,871 |
| Leasing payments | (593) | (718) |
| Payment of dividends | (214,295) | - |
| Payment of loans | (540) | (725,389) |
| **Cash flow used in financing activities** | **(186,812)** | **(12,236)** |
| **Net variation in cash and cash equivalents** | **13,695** | **48,353** |
| Cash and cash equivalents at the beginning of the period | 73,141 | 17,526 |
| Monetary result effect on cash and cash equivalents | (13,801) | (24,728) |
| Foreign exchange gain on cash and cash equivalents | (6) | 265 |
| **Cash and cash equivalents at the end of the period** | **73,030** | **41,416** |

tgs

For additional information on tgs, please contact:

INVERSOR RELATIONS:
Finance and IR Manager
Leandro Perez Castaño

Investor Relations Officer
Carlos Almagro

Contact inversores@tgs.com.ar

MEDIA RELATIONS:
Institutional Relations Manager
Mario Yaniskowski

Contact: mario_yaniskowski@tgs.com.ar

tgs

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: November 3, 2025.